Superconductor Technologies Inc.
460 Ward Drive
Santa Barbara, CA 93111
January 31, 2007
VIA EDGAR
Ms. Kathryn T. Jacobson
Staff Accountant
SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, NE, Mail Stop 3720
Washington, DC 20549

Re:	Superconductor Technologies Inc. Form 10-K for the year ended December 31, 2005 Filed March 8, 2006 Form 10-Q for quarter ended September 30, 2006 Filed November 9, 2006 File No. 0-2104
Dear Ms. Jacobson:
This letter responds to the comment letter dated December 20, 2006 concerning the financial statements and related disclosures in the above-referenced filings for Superconductor Technologies Inc. This letter confirms our phone call today and is to inform you that we expect to respond to this letter by Wednesday, February 7, 2007.
If you have any further questions, please contact me at (805) 690-4629 (telephone) or (805) 683-9496 (fax).
Sincerely,

/s/ William J. Buchanan
William J. Buchanan
Controller (Principal Financial Officer)